UFJ

Press Release

October 6, 2004

UFJ Holdings, Inc.
UFJ Bank Limited

Statement Regarding Media Report

UFJ Holdings, Inc. ("UFJ") and UFJ Bank Limited (UFJ Bank), a subsidiary of UFJ, issued the following statement in response to media reports published today:

"Although some media reported today that Financial Services Agency will accuse UFJ Bank Limited and three former executive officers in this week, we have not been notified of it. The UFJ Group will continue to strive to restore confidence as quickly as possible by strengthening compliance measures and internal control systems."